United States securities and exchange commission logo





                              February 1, 2023

       Leo Lu
       Chief Executive Officer
       Bitfufu Inc.
       111 North Bridge Road, #15-01
       Peninsula Plaza, Singapore 179098

                                                        Re: Bitfufu Inc.
                                                            Amendment No. 6 to
Draft Registration Statement on Form F-4
                                                            Submitted December
9, 2022
                                                            CIK No. 0001921158

       Dear Leo Lu:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       November 10, 2022 letter.

       Amendment No. 6 to Draft Registration Statement on Form F-4

       Stock Purchase Agreements, page 22

   1. Revise to disclose the price at which Aqua purchased the 260,000 shares of Arisz common stock from the Sponsor.
       Risk Factors, page 36

   2. Provide risk factor disclosure of any reputational harm you may face in light of the recent disruption in the
crypto asset markets. For example, discuss how market conditions have affected how your
business is perceived by customers, counterparties, and regulators, and whether there is a
material impact on your operations or financial condition. In this
 Leo Lu
Bitfufu Inc.
February 1, 2023
Page 2
         regard, we note your disclosure that BitFuFu had deposited US dollar funds and Bitcoins at an approximate value of $10.2 million in its account at FTX, and that BitFuFu has been unable to recover these funds and digital assets.
3. Describe any material risks to your business from the possibility of regulatory developments related to crypto assets and crypto asset markets. Identify material pending crypto legislation or regulation and describe any material effects it may have on your business, financial condition, and results of operations. As a non-exclusive example, we note your disclosure that "BitFuFu had access to approximately 341.2 MW in hosting capacity at 18 mining facilities in the United States and Canada as of October 31, 2022."
         We further note that recent legislation in New York and Manitoba, Canada has restricted certain crypto mining activities. To the extent material, please revise to discuss any geographic concentration of your mining facilities and the impact recent legislation has had on your Bitcoin mining operations.
4. Describe any material risks you face related to the assertion of jurisdiction by U.S. and foreign regulators and other government entities over crypto assets and crypto asset markets.
5. Describe any material financing, liquidity, or other risks you face related to the impact that the current crypto asset market disruption has had, directly or indirectly, on the value of the crypto assets you use as collateral or the value of your crypto assets used by others as collateral.
6. To the extent material, describe any of the following risks due to disruptions in the crypto asset markets:
             Risk of loss of customer demand for your products and services, including as it relates to your cloud mining service and the sale of mining hardware.
             Financing risk, including equity and debt financing.
             Risk of increased losses or impairments in your investments or other assets.
             Risks of legal proceedings and government investigations, pending or known to be threatened, in the United States or in other jurisdictions against you or your affiliates.
             Risks from price declines or price volatility of crypto assets. BitFuFu's failure to safeguard and manage its digital assets, or digital assets temporarily held for its customers could adversely impact..., page 57

7. Revise your discussion here to more comprehensively address the material risks related to
       safeguarding your, your affiliates   , or your customers    crypto
assets. Describe with
       specificity the material risks to your business and financial condition that could occur if
FirstName LastNameLeo Lu
       your policies and procedures regarding the safeguarding of crypto assets are not effective.
Comapany    NameBitfufu
       Additionally,       Inc.the risks associated with your reliance on third
party service
                      discuss
       providers
February  1, 2023to  safeguard
                   Page  2      customers' digital assets.
FirstName LastName
 Leo Lu
FirstName
Bitfufu Inc.LastNameLeo Lu
Comapany1,NameBitfufu
February     2023      Inc.
February
Page 3 1, 2023 Page 3
FirstName LastName
Information About BitFuFu, page 116

8. To the extent material, discuss how recent bankruptcies in the crypto asset market, including FTX, and the downstream effects of those bankruptcies have impacted or may impact your business, financial condition, customers, and counterparties, either directly or indirectly. Clarify whether you have material assets that may not be recovered due to the bankruptcies or may otherwise be lost or misappropriated. In that regard, we note your disclosure that you deposited the equivalent of $10.2 million in funds in US dollars and
         Bitcoin at FTX.
9. We note your response to prior comment 17 indicating that you do not expect to hold customer crypto assets after December 2022, but that some customer balances are being maintained with Coinbase and Cobo wallets. Please revise to describe any policies and procedures that are in place to prevent self-dealing and other potential conflicts of interest.
          Describe any policies and procedures you have regarding the commingling of assets, including customer assets, your assets, and those of affiliates or others. In that regard, provide comprehensive disclosure regarding such policies as they relate to your related party loans, cost of revenue to related parties, and other related party transactions, including with Bitmain, Computing Inactive Beijing Technology Ltd, and Mr. Liang Lu.
         Finally, identify what material changes, if any, have been made to your processes in light of the current crypto asset market disruption.
Business Model, page 118

10. Please revise your disclosure to provide a quantitative breakeven analysis for your self-
         mining and cloud mining operations comparing the cost to earn/mine Bitcoin with value of Bitcoin. In addition, include a discussion of any known trends related to your Bitcoin mining profitability and the impact it has had on your revenue and growth prospects.
Suppliers, page 121

11. Expand your disclosure to discuss how you acquire electricity to supply the services that you resell. In this regard, clarify if you lock in supply rates or if you are subject to monthly or similar price adjustments. Further expand your risk factor on page 39 to disclose, if true, that electricity rates could increase faster than you are able to pass along these increases to your customers.
Digital Assets, page 122

12. Disclose in this section that you have been unable to recover funds and digital assets deposited with FTX and discuss the potential financial impact of FTX's bankruptcy proceeding on your business. Additionally, identify any other counterparties, customers, or custodians in the crypto asset markets that you have exposure to.
13. We note your disclosure that some of your customers' crypto assets are held in custodial wallets with Coinbase and Cobo. Please revise to clarify who holds the private keys to
 Leo Lu
Bitfufu Inc.
February 1, 2023
Page 4
         those custodial wallets, and clarify whether your customers would have any recourse in the event that either Coinbase or Cobo become insolvent. Finally, disclose whether any customer funds are insured against theft or loss.
14. Describe any gaps your board or management have identified with respect to risk management processes and policies in light of current crypto asset market conditions as well as any changes they have made to address those gaps.
BitFuFu's Management Discussion and Analysis of Financial Condition and Results of
Operations, page 131

15. To the extent material, explain whether any of you or your customers' crypto assets serve as collateral for any loan, margin, rehypothecation, or other similar activities to which you or your affiliates are a party. If so, identify and quantify the crypto assets used in these financing arrangements and disclose the nature of your relationship for loans with parties other than third-parties. State whether there are any encumbrances on the collateral.
          Discuss whether the current crypto asset market disruption has affected the value of the underlying collateral.
Security Ownership of Certain Beneficial Owners and Management, page 184

16. We note your disclosure on page 117 that you "received commitments for further investments from Bitmain and AntPool in January 2022." Please revise to provide the material terms of those commitments including whether Bitmain or Antpool have, or will have, a right to acquire 5% or more beneficial ownership of the Company.
Consolidated Statements of Cash Flows , page F-29

17. We continue to evaluate your response to prior comment 3 and may have further comments.
(n) Revenue Recognition , page F-34

18. We continue to evaluate your responses to prior comments 8 through 12 and may have further comments.
19. We continue to evaluate your response to prior comment 13 and may have further comments.
Note 3. Digital Assets of the Group , page F-41

20.    We continue to evaluate your response to prior comment 17 and may have further
       comments.
FirstName LastNameLeo Lu
Comapany
21.        NameBitfufu
       We continue      Inc. your response to prior comment 18 and may have
further
                   to evaluate
       comments.
February 1, 2023 Page 4
FirstName LastName
 Leo Lu
FirstName
Bitfufu Inc.LastNameLeo Lu
Comapany1,NameBitfufu
February     2023      Inc.
February
Page 5 1, 2023 Page 5
FirstName LastName
22. We continue to review your response to prior comment 19 and may have further comments. Please consider recent guidance on accounting for crypto lending activities.
Exhibits and Financial Statement Schedules, page II-1

23. Please revise to file your collaboration agreement with Bitmain as an exhibit.
General

24. Provide disclosure of any significant crypto asset market developments material to understanding or assessing your business, financial condition and results of operations, or share price since your last reporting period, including any material impact from the price volatility of crypto assets.
       You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Mitchell Austin, Acting Legal Branch Chief, at
(202) 551-3574
with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Andrei Sirabionian